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Securities and Exchange Commission 10 F Street, NE Washington, DC 20549 Attn: Chad Eskildsen	Direct Dial: +1 212878 8489 E-mail: leonard.mackey@cliffordchance.com October 7, 2016

The Select Sector SPDR Trust (the “Trust”)

(File No. 811-08837)

Dear Mr. Eskildsen:

Thank you for your telephonic comment received on August 29, 2016 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the Annual Report filed by the Trust on Form N-CSR on December 4, 2015. Below, we provide our response to the Staff’s comment.

Comment:	The index used to compare the performance of each fund of the Trust (each, a “Fund”) is not an “appropriate broad-based securities market index” as required by Item 27(b)(7) of Form N-1A. Please see footnote 21 to Release No. IC-19382 adopting changes to Form N-1A (the “Release”), including the requirement of a performance comparison to such an index. In the future, the table and graph required by this Item should include a comparison to an “appropriate broad based securities market index.”

Response:	The Trust respectfully submits that the index used to compare the performance of each Fund is an “appropriate broad based securities market index.”

First, we note that the index used by each Fund complies with the requirement in Item 27, Instruction 5, of Form N-1A that the index be “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.” Beyond that requirement, there is no definition of an “appropriate broad-based

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securities market index” in the Investment Company Act of 1940, as amended (the “1940 Act”), or in the rules thereunder or in Form N-1A. The 1940 Act, however, does define “narrow-based securities index” by reference to Section 3(a)(55) of the Securities Exchange Act of 1934.* The index used by each Fund is the corresponding S&P Select Sector SPDR Index, none of which is a “narrow-based securities index” because each has, on average, over 50 component securities, none of which comprises more than 30 percent of the index’s weighting nor do the five highest weighted component securities in the aggregate comprise more than 60 percent of the index’s weighting or do the lowest weighted 25 percent of the index’s weighting fail to meet the aggregate average trading volume threshold of the definition Therefore, based on the definition under the 1940 Act, the comparison index used by each Fund is a not a “narrow-based securities index.” Moreover, we believe that, given the number and breadth of dispersion of securities in each respective comparison index relative to the number and dispersion concepts in that definition, each comparison index is appropriately classified as a “broad-based” index.

Also, we note that the Release indicates that the purpose of the requirement to include a performance comparison to an appropriate index was to facilitate a meaningful “comparison of the performance of a fund with ‘the market,’” and “to provide investors with a benchmark

*	That definition provides that a narrow-based securities index is an index with nine (9) or fewer component securities or in which a component security comprises more than 30 percent of the index’s weighting or in which the five highest weighted component securities in the aggregate comprise more than 60 percent of the index’s weighting or in which the lowest weighted component securities comprising, in the aggregate, 25 percent of the index’s weighting have an aggregate dollar value of average daily trading volume of less than $50,000,000 (or in the case of an index with 15 or more component securities, $30,000,000). for evaluating fund performance that affords a greater basis for comparability than a narrow index would afford.” We submit that the respective index used by each Fund addresses these purposes.

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We understand that the vast majority of investors in each Fund are seeking performance consistent with the corresponding underlying index. Those investors are not seeking an investment that outperforms some broader market. In fact, those investors generally do not want performance or risk that diverges from the performance and risk of the underlying index. Therefore, we submit that the index currently used by each Fund represents “the market” that investors in such Fund care about and that each respective index is the only index appropriate for evaluating the performance of the corresponding Fund.

Please let me know if you would like to discuss this response. I can be reached at (212) 878-8489.

Very truly yours,

/s/ Leonard Mackey, Jr.

Leonard Mackey, Jr.

cc:	Joshua Weinberg, Esq.
Andrew DeLorme, Esq.